

24000314        ;ION

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-46325 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 _____ AND ENDING 12/31/23 _____

MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Natixis Distribution, LLC**

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer        ☐ Security-based swap dealer        ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**888 Boylston Street**

(No. and Street)

| Boston | MA | 02199 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Marilyn Rosh | 617-449-2520 | marilyn.rosh@natixis.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**PricewaterhouseCoopers LLP**

(Name – if individual, state last, first, and middle name)

| 101 Seaport Blvd | Boston | MA | 02210 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Beatriz Pina Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Natixis Distribution, LLC _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Beatriz Pina Smith_

_____
Notary Public

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEC Mail Processing

FEB 28 2024

Washington, DC

# Natixis Distribution, LLC
## (A wholly-owned subsidiary of Natixis Investment Managers, LLC)
## Index
## December 31, 2023



pwc

## Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Natixis Distribution, LLC

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Natixis Distribution, LLC (the "Company") as of December 31, 2023, and the related statements of operations, of changes in liabilities subordinated to claims of general creditors, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Supplemental Schedule I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, www.pwc.com/us



**pwc**

Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

Boston, MA
February 26, 2024

We have served as the Company's auditor since 1993.

2

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
**Statement of Financial Condition**
**As of December 31, 2023**

*(in thousands of dollars)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 28,400 |
| Accounts receivable, related parties | | 2,449 |
| Deferred commissions | | 551 |
| Prepaid expenses | | 293 |
| Total assets | $ | 31,693 |

**Liabilities and Member's Equity**

Liabilities

| | | |
|---|---|---:|
| Accrued service and distribution fees/other distribution costs | $ | 18,057 |
| Accounts payable, related parties | | 790 |
| Total liabilities | | 18,847 |
| Member's Equity | | 12,846 |
| Total liabilities and member's equity | $ | 31,693 |

The accompanying notes are an integral part of these financial statements.

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
## Statement of Operations
## Year Ended December 31, 2023

*(in thousands of dollars)*

| | | |
|---|---:|---:|
| **Revenues** | | |
| Service and distribution fees (Note 3) | $ | 33,187 |
| Less: Service and distribution fees reallowed to broker dealers and service providers | | (27,919) |
| Net service and distribution fees | | 5,268 |
| Commission income | | 1,500 |
| Less: Commission expense reallowed to broker dealers and service providers | | (1,229) |
| Net commission income | | 271 |
| Referral fee income from affiliates (Note 3) | | 4,567 |
| Other income | | 210 |
| Dividend income | | 1,179 |
| Total revenues, net | $ | 11,495 |
| **Expenses** | | |
| Distribution costs | $ | 24,197 |
| Variable compensation (Note 7) | | 22,620 |
| Other operating costs | | 566 |
| Total expenses | $ | 47,383 |
| Net loss | $ | (35,888) |

The accompanying notes are an integral part of the financial statements.

**Natixis Distribution, LLC**
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**
**Year Ended December 31, 2023**

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Balance at December 31, 2022** | $ | - |
| Increase | | - |
| Decrease | | - |
| **Balance at December 31, 2023** | $ | - |

The accompanying notes are an integral part of these financial statements.

**Natixis Distribution, LLC**
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
**Statement of Changes in Member's Equity**
**Year Ended December 31, 2023**

*(in thousands of dollars)*

| | | |
|---|---|---:|
| **Balance at December 31, 2022** | $ | 14,534 |
| Net loss | | (35,888) |
| Capital contributions | | 34,200 |
| **Balance at December 31, 2023** | $ | 12,846 |

The accompanying notes are an integral part of these financial statements.

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
## Statement of Cash Flows
## Year Ended December 31, 2023

*(in thousands of dollars)*

| | | |
|---|---|---:|
| **Cash flow provided by (used in) operating activities** | | |
| Net loss | $ | (35,888) |
| Adjustments to reconcile net loss to net cash used for operating activities | | |
| Changes in assets and liabilities | | |
| Decrease in accounts receivable, related parties | | 470 |
| Increase in deferred commissions | | (122) |
| Increase in prepaid expenses | | (18) |
| Decrease in accounts receivable, other | | 4 |
| Increase in accrued service and distribution fees/other distribution costs | | 74 |
| Increase in accounts payable, related parties | | 387 |
| Net cash used in operating activities | | (35,093) |
| **Cash flows provided by (used in) investing activies** | | |
| Net cash used in investing activities | | - |
| **Cash flows provided by (used in) financing activities** | | |
| Capital contributions | | 34,200 |
| Net cash provided by financing activities | | 34,200 |
| Net increase/(decrease) in cash and cash equivalents | | (893) |
| Cash and cash equivalents, at beginning of year | | 29,293 |
| Cash and cash equivalents, at end of year | $ | 28,400 |

The accompanying notes are an integral part of these financial statements.

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
## Notes to Financial Statements
## Year Ended December 31, 2023

*(in thousands of dollars)*

## 1. Organization

Natixis Distribution, LLC (the "Distributor" or the "Company") is the distributor for the Natixis Funds, Loomis Sayles Funds, WCM Funds and Vaughan Nelson Funds (collectively, the "Mutual Funds" or "Funds"), as described below, and a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

In 2023, the Distributor was wholly-owned by Natixis Investment Managers, LLC ("NIM"), which was wholly-owned by Natixis Investment Managers U.S. Holdings, LLC ("NIM US Holdings"). NIM US Holdings is wholly-owned, directly and indirectly, by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A., a French investment banking and financial services firm. Natixis S.A. is wholly-owned by BPCE. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

On January 1, 2024, NIM merged with and into NIM US Holdings, with NIM US Holdings surviving the merger and changing its name to "Natixis Investment Managers, LLC".

The Natixis Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin and N shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees incurred by the shareholder and paid by the shareholder or mutual fund.

The Loomis Sayles Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Retail, Admin, N and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The WCM Funds are open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The Vaughan Nelson Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

Service and distribution fees earned by the Distributor are based on a percentage of a fund's average daily net assets; as a result, the Distributor's revenues may fluctuate based on the performance of the Funds.

*(in thousands of dollars)*

The Company also acts as a marketing agent for advisors and earns referral fee income for this activity.

2.    **Significant Accounting Policies**

**Basis of Presentation**
The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

**Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Significant Judgments**
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Cash and Cash Equivalents**
Cash and cash equivalents consist of a money market mutual fund (held with JP Morgan, refer to Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to broker dealers and service providers, exceeds FDIC insurance limits.

**Accounts Receivable**
Accounts receivable primarily consists of receivables due from affiliates and related parties which are settled monthly and quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

**Deferred Commissions**
Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C mutual fund sales. The deferred commissions are amortized and recognized as contra revenue in Service and Distribution fees over a one-year period from payment to match the Service and Distribution Fee revenue earned by the Distributor. These assets are presented net of amortization in the Statement of Financial Condition.

*(in thousands of dollars)*

### Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

### Accrued Service and Distribution Fees/Other Distribution Costs
Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a fund's average daily net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates.

### Accounts Payable, related parties
Accounts payable consists of payments due to Loomis Sayles Distributors, L.P. and Natixis Advisors, LLC ("Advisor").

### Service and Distribution Fees and Reallowed Fees
Service and distribution fees are earned on a daily basis by the Distributor as a percentage of a fund's average daily net assets and are then paid to the broker dealer and/or service provider of record. Service and distribution fees earned on Class A, C, Investor, Retail and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the Statement of Operations. The Company believes the performance obligation for these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized monthly as revenue as they relate specifically to services provided during that period.

### Commission Income and Reallowed Expense

Commissions are earned on the sale of certain Class A affiliated mutual fund shares and are paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers. The Company believes that the performance obligation is the sale of securities to investors which is fulfilled on trade date as that is when the underlying financial instrument or purchaser is identified.

### Other Income
Other Income consists of contingent deferred sales charges ("CDSC") for classes A and C.

### Distribution Costs
Distribution costs consist of revenue sharing and sub-transfer agency fees paid to intermediaries. Revenue sharing payments are based on contractual obligations and can be based on assets, sales, or other arrangements and are incurred solely by the Distributor. Sub-transfer agency fees are also based on contractual obligations and can be based on assets or per account charges. The Company pays all distribution costs to intermediaries and the Funds reimburse the Company up to the board approved limit for sub-transfer agency fees. These reimbursements are included net within distribution costs on the Statement of Operations. Distribution costs are accrued as incurred.

### Federal Income Taxes
The Distributor is a single-member limited liability company that is treated as a disregarded entity for federal tax purposes. As such, the Distributor, for tax purposes, is accounted for as a division of NIM, LLC and does not file a separate tax return. Accordingly, the financial statements do not

*(in thousands of dollars)*

include any provisions for income tax related to the operations of the Distributor on a stand-alone basis.

### 3. Transactions with Related Parties

**Referral Fees**

The Distributor receives certain fees from subsidiaries of NIM, LLC. Referral fees earned by the Distributor are based on a percentage of revenue collected on certain contracts, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets. The Company recognizes the fees over time due to various constraints. Fees are received quarterly or monthly, and recognized as revenue at that time as they relate specifically to services provided in that period.

NIM, LLC sold AlphaSimplex Group, LLC ("AlphaSimplex") to an unaffiliated investment manager on March 31, 2023. In connection with the completion of the sale, the Distributor no longer earns referral fees related to AlphaSimplex and the fees below are for the period January to March 31, 2023.

The following table summarizes referral fees earned by the Distributor for the year ending December 31, 2023:

| Referral Fees Earned by the Distributor | | |
|---|---|---|
| Loomis, Sayles & Company, L.P. | $ | 3,431 |
| AlphaSimplex Group LLC | | 533 |
| Gateway Investment Advisers LLC | | 298 |
| Natixis Investment Managers International, LLC | | 157 |
| AEW Capital Management, L.P. | | 67 |
| Vaughan Nelson Investment Management, L.P. | | 62 |
| Mirova US LLC | | 19 |
| Total Referral Fees Earned by the Distributor | $ | 4,567 |

**Service and Distribution Fees**

The Distributor earns fees from the mutual funds for 12b-1 service and distribution fees.

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P. and Gateway Investment Advisers LLC with respect to certain mutual funds. Revenue sharing and other intermediary fee payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of Service and Distribution payments as well as service fees which exceed the Funds' reimbursement cap amount. Fees are received monthly and recognized as revenue at that time as they relate specifically to services provided in that period.

*(in thousands of dollars)*

### Service and Distribution Fees Earned by the Distributor

| | | |
|---|---|---:|
| Natixis Funds | $ | 23,242 |
| Loomis Sayles Funds | | 2,862 |
| WCM Funds | | 2,151 |
| **12b-1 Service and Distribution Fees** | | **28,255** |
| Gateway Investment Advisers LLC | | 3,072 |
| Loomis, Sayles & Company, L.P. | | 1,860 |
| **Reimbursement for Intermediary Fee Payments** | | **4,932** |
| **Total Service and Distribution Fees Earned by the Distributor** | $ | **33,187** |

### Sub-Transfer Agent Fees

The Distributor has entered into agreements, which include service agreements, with financial intermediaries that provide recordkeeping, processing, shareholder communications and other services to customers of the intermediaries that hold positions in the Funds and has agreed to compensate the intermediaries for providing those services. Intermediaries transact with the Funds primarily through the use of omnibus accounts on behalf of their customers who hold positions in the Funds. These services would have been provided by the Funds' transfer agent. The reimbursement amounts (sub-transfer agent fees) paid to the Distributor are subject to a per account limit for firms charging per account fees and basis point limit for firms charging in basis points (for Natixis and Loomis Funds) and basis points limit only (for WCM and Vaughan Nelson Funds) which are approved by the Funds' Board of Trustees, which is based on fees for similar services paid the Funds' transfer agent and other service providers.

### Expense Sharing Agreement

The Distributor entered into an expense agreement effective January 1, 2003, which was most recently amended July 30, 2021, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, travel, meals and entertainment, seminars, promotions, research and advertising, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these expenses be apportioned back to the Distributor. These costs exclude service and distribution fees, distribution costs, variable compensation and other operating costs presented in the Statement of Operations. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Additionally, NIM, LLC will also provide funding if needed. Accordingly, these expenses are not reflected in the Statement of Operations.

4. **Valuation**

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy is based on relative observability of inputs in determining values. An

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
**Notes to Financial Statements**
**Year Ended December 31, 2023**

*(in thousands of dollars)*

asset's or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1      Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2      Other significant observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3      Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investment in a money market mutual fund as of December 31, 2023, based on the inputs used to value it:

| Valuation Inputs | Investments in Securities |
|---|---|
| Level 1 - Quoted prices | $ 25,841 |
| Level 2 - Other significant observable inputs | - |
| Level 3 - Significant unobservable inputs | - |
| | $ 25,841 |

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Money market fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares, and are classified as cash and cash equivalents on the Statement of Financial Condition.

## 5. Member's Equity

The Distributor had contributions from NIM, LLC amounting to $34,200 during 2023. As the Distributor operates at a net loss, NIM, LLC has provided a written commitment to the Distributor to support its operating and regulatory capital requirements until March 31, 2025.

## 6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
## Notes to Financial Statements
## Year Ended December 31, 2023

*(in thousands of dollars)*

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2023, the Distributor had net capital of $9,036, which was $7,780 in excess of its required net capital of $1,256. The Distributor's ratio of aggregate indebtedness to net capital was 2.09 to 1.

The Distributor is considered a non-covered firm and does not claim an exemption under paragraph (k) of Securities and Exchange Act (SEA) Rule 15c3-3. The Company limits its business activities to being a mutual fund underwriter or sponsor, a mutual fund retailer, and participating in the private placement of securities and has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Distributor does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with the Distributor's activities.

## 7.   Variable Compensation

The Distributor has a variable compensation plan that awards cash payments to certain sales professionals, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $22,620 during 2023.

## 8.   Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

## 9.   Subsequent Events

Management has evaluated the events and transactions that have occurred through February 26, 2024, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

# Natixis Distribution, LLC
**(A wholly-owned subsidiary of Natixis Investment Managers, LLC)**
**Supplemental Schedule I**
**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2023**

*(in thousands of dollars)*

| | | |
|---|---|---:|
| **Net Capital** | | |
| Total member's equity | $ | 12,846 |
| Deductions | | |
| Nonallowable assets included in Statement of Financial Condition | | |
| Accounts receivable, related parties | | 2,449 |
| Deferred commissions | | 551 |
| Prepaid expenses | | 293 |
| Net capital before haircuts on securities positions (tentative net capital) | | 9,553 |
| Haircuts on securities (2%) | | 517 |
| Net capital | | 9,036 |
| Aggregate Indebtedness | | 18,847 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25) | | 1,256 |
| Net capital in excess of requirement | $ | 7,780 |
| Ratio of aggregate indebtedness to net capital | | 2.09:1 |

**Statement pursuant to paragraph (d) (4) of Rule 17a-5**

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2023 FOCUS report filed on January 17, 2024.

**Natixis Distribution, LLC**
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
**Supplemental Schedule II**
**Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2023**

The Distributor is a non-covered firm and does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2023.



**pwc**

## Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers of Natixis Distribution, LLC

In planning and performing our audit of the financial statements of Natixis Distribution, LLC (the "Company") as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the first and second paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, www.pwc.com/us



pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2023 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Managers, Management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, MA
February 26, 2024

2

**pwc**

## Report of Independent Accountants

To the Management and Board of Managers of Natixis Distribution, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Natixis Distribution, LLC (the "Company") for the year ended December 31, 2023. Management of Natixis Distribution, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.  Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, noting no differences.

2.  Compared the Total Revenue amount reported on page 5 of the Annual Audited Report Form X-17A-5 Part IIA for the year ended December 31, 2023 to the Total Revenue amount of $11,494,464 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2023, noting a $536 difference due to rounding as the Annual Audited Report Form X-17A-5 Part IIA presents in thousands of dollars.

3.  Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a.  Compared deductions on line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $10,315,861 to the sum of the 2023 Quarterly Forms X17A-5 line 4030 minus line 3952 provided by Sara Kaufman, Assistant Controller, noting a $1 difference due to rounding.
    b.  Compared deductions on line 4e, Net gain from securities in investment accounts, of $1,178,604 to the sum of the 2023 Quarterly Forms X17A-5 line 3952 provided by Sara Kaufman, Assistant Controller, noting no differences.

4.  With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:
    a.  Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $0 and the General Assessment on page 2, line 8 $0, noting no differences.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, www.pwc.com/us



b. Recalculated the mathematical accuracy of page 1, line 2h, total additions, of $0, noting no differences.

c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $11,494,464, noting no differences.

d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $0 was included on page 1, line 5c, Enter the greater of line 5a or 5b, noting no differences.

e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $11,494,465, noting no differences.

f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $0, noting no differences.

g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $0 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences.

h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of ($300), noting no differences.

i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of $0, noting no differences.

j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $0, noting no differences.

k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of ($300), noting no differences.

l. Recalculated the mathematical accuracy of page 1, line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $10,315,861 by obtaining the sum of the balances reported in the 2023 Quarterly Forms X17A-5 line 4030 minus 3592, noting a $1 difference due to rounding.

m. Recalculated the mathematical accuracy of page 1, line 4e, net gain from securities in investment accounts, of $1,178,604 by obtaining the sum of the balances reported in the 2023 Quarterly Forms X17A-5 line 3592, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with page 1, item 2F of the Form SIPC-7 filed for the prior period ended December 31, 2022 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



pwc

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management and the Board of Managers of Natixis Distribution, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

Boston, MA
February 26, 2024

3